UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August 2025

Commission File Number: 001-42523

GCL Global Holdings Ltd

(Exact Name of Registrant as Specified in its Charter)

29 Tai Seng Avenue, #02-01

Singapore 534119

(Address of Principal Executive Offices and Zip Code)

Registrant’s telephone number, including area code: +65 80427330

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Convertible Note Facility

Securities Purchase Agreement Amendment

As previously announced, on May 21, 2025, GCL Global Holdings Ltd. (“GCL” or the “Company”) entered into a Securities Purchase Agreement (the “SPA”) with an accredited investor (the “Buyer”) pursuant to which the Company issued and sold to the Buyer an original issue discount senior convertible note in the original principal amount of $2,900,000 (the “Initial Note”) at a purchase price of $2,610,000 at the Initial Closing (as defined in the SPA). On August 26, 2025, the Company and Buyer entered into an amendment to the SPA (the “SPA Amendment”) pursuant to which the Buyer waived certain closing conditions to the First Additional Closing (as defined in the SPA). Additionally, on August 26, 2025, the Company issued and sold to Buyer an additional Note in the original principal amount of $1,500,000 (the “Additional Note”) at a purchase price of $1,350,000 at the First Additional Closing (as defined in the SPA). Both the Initial Note and the Additional Note are convertible into ordinary shares of the Company at $2.16 per share, subject to anti-dilution adjustments. After the issuance of this Additional Note and subject to certain conditions set forth in the SPA, either the Company or the Buyer may require the issuance and sale of additional convertible notes at one or more additional closings, with the aggregate maximum original principal amount of $41,100,000.

The foregoing description of the terms of the SPA and the Additional Note does not purport to be complete and is qualified in its entirety by, the full text of the SPA Amendment and the Note which are filed herewith as Exhibit 10.1 and 4.1, respectively, to this Current Report on Form 6-K (the “Report”), and are incorporated herein by reference.

Exhibit Index

No.	Description of Exhibit
4.1	Form of Senior Convertible Note dated August 26, 2025
10.1	Form of Amendment to Securities Purchase Agreement dated August 26, 2025
104*	Cover Page Interactive Data File (formatted as Inline XBRL and contained in Exhibit 101)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: August 27, 2025

GCL Global Holdings Ltd.

	By:	/s/ Sebastian Toke
	Name:	Sebastian Toke
	Title:	Group CEO

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